UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON D.C. 20549

                             SCHEDULE 13D

               UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              Q-MED, INC.
                           ----------------
                           (Name of Issuer)


                COMMON STOCK, $.001 PAR VALUE PER SHARE
             ---------------------------------------------
                    (Title of Class of Securities)


                               74791410
                            --------------
                            (CUSIP Number)


                            Bruce F. Wesson
                        Senior Managing Member
                           Claudius, L.L.C.
                      610 Fifth Avenue, 5th Floor
                          New York, NY 10020
                            (212) 218-4990
 -------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive
                     Notices and Communications)


                            MARCH 18, 1998
        -------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).


                                                    Page 1 of 15 Pages

                             SCHEDULE 13D

-----------------------------------          -----------------------------------
CUSIP NO.   74791410                           PAGE  2  OF  15  PAGES
          --------------                            ---    ----
-----------------------------------          -----------------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Galen Partners III, L.P.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

           WC
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
      NUMBER OF
                                              323,776 (see Item 5(a))
        SHARES         ---------------------------------------------------------
                            8      SHARED VOTING POWER
     BENEFICIALLY
                                              0
       OWNED BY        ---------------------------------------------------------
                            9      SOLE DISPOSITIVE POWER
         EACH
                                              323,776
      REPORTING        ---------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
     PERSON WITH
                                              0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          323,776
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES                                     [ ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          3.2%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

                          PN
--------------------------------------------------------------------------------

                             SCHEDULE 13D

-----------------------------------          -----------------------------------
CUSIP NO.   74791410                           PAGE  3  OF  15  PAGES
          --------------                            ---    ----
-----------------------------------          -----------------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Galen Partners International III, L.P.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

           WC
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
      NUMBER OF
                                              38,853 (see Item 5(a))
        SHARES          --------------------------------------------------------
                            8      SHARED VOTING POWER
     BENEFICIALLY
                                              0
       OWNED BY         --------------------------------------------------------
                            9      SOLE DISPOSITIVE POWER
         EACH
                                              38,853
      REPORTING         --------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
     PERSON WITH
                                              0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          38,853
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                    EXCLUDES CERTAIN SHARES                                [ ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          0.4%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

                          PN
--------------------------------------------------------------------------------

                             SCHEDULE 13D

-----------------------------------          -----------------------------------
CUSIP NO.   74791410                           PAGE  4  OF  15  PAGES
          --------------                            ---    ----
-----------------------------------          -----------------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Galen Employee Fund III, L.P.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

           WC
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
      NUMBER OF
                                              1,657 (see Item 5(a))
        SHARES         ---------------------------------------------------------
                            8      SHARED VOTING POWER
     BENEFICIALLY
                                              0
       OWNED BY        ---------------------------------------------------------
                            9      SOLE DISPOSITIVE POWER
         EACH
                                              1,657
      REPORTING        ---------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
     PERSON WITH
                                              0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          1,657
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES                                     [ ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          Less than one-tenth of one percent
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

                          PN
--------------------------------------------------------------------------------

                             SCHEDULE 13D

-----------------------------------          -----------------------------------
CUSIP NO.   74791410                           PAGE  5  OF  15  PAGES
          --------------                            ---    ----
-----------------------------------          -----------------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           William R. Grant
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

           PF
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
      NUMBER OF
                                              51,534 (see Item 5(a))
        SHARES         ---------------------------------------------------------
                            8      SHARED VOTING POWER
     BENEFICIALLY
                                              0
       OWNED BY        ---------------------------------------------------------
                            9      SOLE DISPOSITIVE POWER
         EACH
                                              51,534
      REPORTING        ---------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
     PERSON WITH
                                                  0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          51,534
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES                                    [ ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          0.5%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

                          IN
--------------------------------------------------------------------------------

                             SCHEDULE 13D

-----------------------------------          -----------------------------------
CUSIP NO.   74791410                           PAGE  6  OF  15  PAGES
          --------------                            ---    ----
-----------------------------------          -----------------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           L. John Wilkerson
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

           PF
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
      NUMBER OF
                                              37,618 (see Item 5(a))
        SHARES         ---------------------------------------------------------
                            8      SHARED VOTING POWER
     BENEFICIALLY
                                              0
       OWNED BY        ---------------------------------------------------------
                            9      SOLE DISPOSITIVE POWER
         EACH
                                              37,618
      REPORTING        ---------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
     PERSON WITH
                                              0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          37,618
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                    EXCLUDES CERTAIN SHARES                                [ ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          0.4%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

                          IN
--------------------------------------------------------------------------------

                             SCHEDULE 13D

-----------------------------------          -----------------------------------
CUSIP NO.   74791410                           PAGE  7  OF  15  PAGES
          --------------                            ---    ----
-----------------------------------          -----------------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Bruce F. Wesson
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

           PF
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
      NUMBER OF
                                              37,618 (see Item 5(a))
        SHARES         ---------------------------------------------------------
                            8      SHARED VOTING POWER
     BENEFICIALLY
                                              0
       OWNED BY        ---------------------------------------------------------
                            9      SOLE DISPOSITIVE POWER
         EACH
                                              37,618
      REPORTING        ---------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
     PERSON WITH
                                              0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          37,618
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                    EXCLUDES CERTAIN SHARES                                [ ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          0.4%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

                          IN
--------------------------------------------------------------------------------

-----------------------------------          -----------------------------------
CUSIP NO.   74791410                           PAGE  8  OF  15  PAGES
          --------------                            ---    ----
-----------------------------------          -----------------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           David Jahns
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                       (b) [X]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

           PF
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
      NUMBER OF
                                              8,000 (see Item 5(a))
        SHARES         ---------------------------------------------------------
                            8      SHARED VOTING POWER
     BENEFICIALLY
                                              0
       OWNED BY        ---------------------------------------------------------
                            9      SOLE DISPOSITIVE POWER
         EACH
                                              8,000
      REPORTING        ---------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
     PERSON WITH
                                              0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          8,000
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES                                    [ ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          0.1%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

                          IN
--------------------------------------------------------------------------------

-----------------------------------          -----------------------------------
CUSIP NO.   74791410                           PAGE  9  OF  15  PAGES
          --------------                            ---    ----
-----------------------------------          -----------------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Srini Conjeevaram
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

           PF
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Citizen of India; lawful permanent resident of United States
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
      NUMBER OF
                                              6,000 (see Item 5(a))
        SHARES         ---------------------------------------------------------
                            8      SHARED VOTING POWER
     BENEFICIALLY
                                              0
       OWNED BY        ---------------------------------------------------------
                            9      SOLE DISPOSITIVE POWER
         EACH
                                              6,000
      REPORTING        ---------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
     PERSON WITH
                                              0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          6,000
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES                                     [ ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          0.1%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

                          IN
--------------------------------------------------------------------------------

ITEM 1.        SECURITY AND ISSUER.

               This statement covers a total of 505,056 fully diluted shares of Common Stock, $.001 par value per share (the "Common Stock"), of Q-Med, Inc., a Delaware corporation (the "Issuer"). The Reporting Persons (as defined in Item 2 hereof) as of the date hereof hold an aggregate of (i) 37,436 shares of Common Stock (the "Common Shares"), (ii) Convertible Notes of the Issuer (the "Notes"), which as of the date hereof are convertible into an aggregate of 364,286 shares of Common Stock, and (iii) options for the purchase of 136,668 shares of Common Stock (the "Options"), which as of the date hereof may be exercised for an aggregate of 103,334 shares of Common Stock. The Common Shares, Notes and Options are referred to herein, collectively, as the "Securities".

               The Company's principal executive offices are located at 100 Metro Park South, Laurence Harbor, New Jersey 08878.


ITEM 2.        IDENTITY AND BACKGROUND.

               This statement is being filed by Galen Partners III, L.P. ("Galen"), Galen Partners International III, L.P. ("Galen International") and Galen Employee Fund III, L.P. ("GEF"), each of which is a Delaware limited partnership (each, a "Partnership Reporting Person" and collectively, the "Partnership Reporting Persons"), and William R. Grant, L. John Wilkerson, Bruce F. Wesson, David Jahns and Srini Conjeevaram (each, a "Natural Reporting Person" and collectively, the "Natural Reporting Persons"; the Partnership Reporting Persons and Natural Reporting Persons are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons"). Each of the Partnership Reporting Persons is a private investment fund engaged in the business of making investments in the securities of companies in the health care industry. Each of the Natural Reporting Persons is principally engaged in the business conducted by the Partnership Reporting Persons and affiliated private investment partnerships. Under the definition of "beneficial owner" in Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the "Act"), the Reporting Persons may be deemed to beneficially own certain of the Securities owned by the other Reporting Persons and therefore may be deemed under Rule 13d-5 promulgated under Act to be a member of a "group" with the other Reporting Persons. The filing of this statement is not intended as, and should not be deemed, an acknowledgement of shared voting or dispositive power by any Reporting Person with respect to any of the Securities held by the other Reporting Persons.

               Messrs. Grant, Wesson, Wilkerson, Jahns and Conjeevaram and Zubeen Shroff are all natural persons and are the members of Claudius, L.L.C. ("Claudius"), the general partner of each of Galen and Galen International. Bruce F. Wesson is the President of Wesson Enterprises, Inc. ("Wesson Enterprises"), which is the general partner of GEF. Mr. Wesson is the sole executive officer, sole director and sole shareholder of Wesson Enterprises. Mr. Shroff is principally engaged in the business conducted by the Partnership Reporting Persons and affiliated private investment partnerships. Messrs. Grant, Wesson, Wilkerson, Jahns and Shroff are all citizens of the United States of America; Mr. Conjeevaram is a lawful permanent resident of the United

States of America and a citizen of India. Mr. Shroff, together with Claudius and Wesson Enterprises, are referred to herein, collectively, as the "Related Persons".

               The principal place of business and the principal office of each of the Reporting Persons and Related Persons are at 610 Fifth Avenue, 5th Floor, New York, New York 10020. During the last five years, none of the Reporting Persons or the Related Persons has been (i) convicted in a criminal proceeding, (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               The funds for the acquisition of the Securities were allocated from the working capital of the Partnership Reporting Persons and the personal funds of the Natural Reporting Persons and were not obtained by means of a loan or other borrowing arrangement.

               The Reporting Persons who hold Common Shares acquired the Common Shares at a purchase price of approximately $3.00 per share for an approximate aggregate amount of $112,308 in cash. The Reporting Persons who hold Notes acquired the Notes in an aggregate principal amount of $2,000,000 for $2,000,000 in cash. The Reporting Persons received the Options in consideration of services rendered to the Issuer by a Reporting Person as a member of the Issuer's Advisory Panel. Each Reporting Person paid its pro rata share of the acquisition price of the Securities based upon the number of Common Shares, Notes and Options it received.


ITEM 4.        PURPOSE OF TRANSACTION.

               Each of the Reporting Persons acquired its Securities as long-term investments. None of the Reporting Persons presently intends to acquire control of the Issuer. However, if any Reporting Person believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, such Reporting Person may acquire additional securities of the Issuer. Similarly, any Reporting Person, subject to applicable law and depending upon market and other factors, may from time to time determine to dispose some or all of the Securities.

               The Reporting Persons have no present intention to engage or cause the Issuer to engage in any of the transactions or activities specified in paragraphs (a) through (j) of this Item 4 other than as set forth in the immediately preceding paragraph. However, each Reporting Person reserves the right to act, either individually or together with other persons, in respect of its interest in the Issuer in accordance with its best judgment in light of the circumstances existing at that time.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               (a) Each Reporting Person owns or has the right to acquire the number of shares of Common Stock shown opposite its name:


============================================================================================================
      (1)                   (2)             (3)             (4)              (5)             (6)

                                                          Number of
                                                          Shares of
                                          Number of       Common
                                          Shares of       Stock                            Percentage
                                          Common          which may                        of
                          Number of       Stock into      be acquired                      Outstanding
                          Shares of       which           pursuant to       Total of       Shares of
                          Common          Notes           exercise of       Columns        Common
                          Stock           Owned are       Options           (2), (3)       Stock
Reporting Person          Owned           Convertible     Owned             and (4)        (Note 1)
-----------------------------------------------------------------------------------------------------

Galen                          0          323,776                0         323,776             3.2%
-----------------------------------------------------------------------------------------------------
Galen International            0           38,853                0          38,853             0.4%
-----------------------------------------------------------------------------------------------------
GEF                            0            1,657                0           1,657         (Note 2)
-----------------------------------------------------------------------------------------------------
William R. Grant          20,200                0           31,334          51,534             0.5%
-----------------------------------------------------------------------------------------------------
L. John Wilkerson          7,618                0           30,000          37,618             0.4%
-----------------------------------------------------------------------------------------------------
Bruce F. Wesson            7,618                0           30,000          37,618             0.4%
-----------------------------------------------------------------------------------------------------
David Jahns                2,000                0            6,000           8,000             0.1%
-----------------------------------------------------------------------------------------------------
Srini Conjeevaram              0                0            6,000           6,000             0.1%
-----------------------------------------------------------------------------------------------------
   Total                  37,436          364,286          103,334         505,055             5.0%
                                                                                           (Note 3)
=====================================================================================================

               Note 1: The percentages shown in each row of column (6) were calculated, for each respective row, by (i) adding the totals in the bottom row of columns (3) and (4) to 9,648,519 (the number of shares of Common Stock outstanding as of February 19, 1998, such number having been disclosed on the Issuer's Form 10-K for the fiscal year ended November 30, 1997) (the "Total Adjusted Outstanding Shares"), then (ii) dividing the amount in column (5) by the Total Adjusted Outstanding Shares, and then (iii) expressing such quotient in terms of a percentage.

               Note 2: Less than one-tenth of one percent.

               Note 3: Percentages in column (6) add to more than 5.0% due to rounding.

               (b) Each Reporting Person possesses the sole power to vote and to dispose of its respective Securities.

               (c) See Item 3.

               (d) None.

               (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               None.


ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               1. Joint Filing Agreement, dated March 18, 1998, by the Reporting Persons and the Related Persons.

                               SIGNATURE
                               ---------




          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.


Date:  March 18, 1998                      GALEN PARTNERS III, L.P.
                                           By:  Claudius, L.L.C.



                                           By: /s/ Bruce F. Wesson
                                              ----------------------------
                                                   Managing Member


                                           GALEN PARTNERS
                                           INTERNATIONAL III, L.P.
                                           By: Claudius, L.L.C.



                                           By: /s/ Bruce F. Wesson
                                              ----------------------------
                                                   Managing Member


                                           GALEN EMPLOYEE FUND III, L.P.
                                           By: Wesson Enterprises, Inc.



                                           By: /s/ Bruce F. Wesson
                                              ----------------------------
                                                      President




                 [Signatures continued on next page.]

                                            WILLIAM R. GRANT


                                             /s/ William R. Grant
                                            ------------------------------

                                            BRUCE F. WESSON


                                             /s/ Bruce F. Wesson
                                            ------------------------------

                                            L. JOHN WILKERSON


                                             /s/ L. John Wilkerson
                                            ------------------------------

                                            DAVID JAHNS


                                             /s/ David Jahns
                                            ------------------------------

                                            SRINI CONJEEVARAM


                                             /s/ Srini Conjeevaram
                                            ------------------------------

                                            ZUBEEN SHROFF


                                             /s/ Zubeen Shroff
                                            ------------------------------

                                            CLAUDIUS, L.L.C.


                                            By: /s/ Bruce F. Wesson
                                               ---------------------------
                                                   Managing Member

                                            WESSON ENTERPRISES, INC.


                                            By: /s/ Bruce F. Wesson
                                               ---------------------------
                                                       President

                             EXHIBIT INDEX


          Exhibit           Description
          -------           -----------

            1 Joint Filing Agreement, dated March 18, 1998, by the Reporting Persons and the Related Persons